LAWRENCE VENICK Partner 2206-19 Jardine House 1 Connaught Place Central Hong Kong, SAR	Direct +852.3923.1188 Main +852.3923.1111 Fax +852.3923.1100 lvenick@loeb.com

Via EDGAR

August 2, 2024

Mr. Dave Edgar/Ms. Kathleen Collins

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Re:	Real Messenger Corp (the “Company”)
Amendment No. 8 to Registration Statement on Form F-4
Filed July 18, 2024
File No. 333-273102

Dear Mr. Edgar/Ms. Collins:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated July 29, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amendment No. 8 to Registration Statement on Form F-4 filed July 18, 2024 (the “Amendment”).

The Company has filed via EDGAR Amendment No. 9 to the Registration Statement, which reflects the Company’s responses to the comments received by the Staff and certain updated information. For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 8 to Registration Statement on Form F-4

Cover Page

1.

We note that you issued $7.0 million of 2024 Convertible Notes, which will convert into an aggregate of 1.4 million PubCo Ordinary Shares at the closing of the Business Combination. Please revise, here and elsewhere throughout the filing where you discuss the 2024 Convertible Notes, to clearly state that the two investors will receive shares valued at approximately $14.0 million upon closing in exchange for their $7.0 million investment.

Response: The Company has amended the cover page and page 17 of the Amendment in response to the Staff’s comments.

Los Angeles    New York    Chicago    Nashville    Washington, DC    San Francisco    Beijing    Hong Kong     www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

Securities and Exchange Commission Page 2

General Description of the Acquisition Merger

Acquisition Merger with Real Messenger; Acquisition Merger Consideration, page 77

2.	You state that under the no redemption and maximum redemption scenarios, Nova Vision’s Initial Shareholders will own approximately 18.37% and 22.03%, respectively, of the issued share capital of PubCo. Please provide the calculations that support such amounts or revise as necessary. In this regard, it appears the ownership percentages of Nova Vision’s Initial Shareholders under the no redemption and maximum redemption scenarios should be 16.14% and 18.85%, respectively.

Response: The Company has amended page 77 of the Amendment in response to the Staff’s comments.

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Statements of Operations and

Comprehensive Loss For the Year Ended March 31, 2023, page 144

3.	Please remove the pro forma condensed combined statement of operations for the year ended March 31, 2023 and all related disclosures. Refer to Rule 11-02(c)(2) of Regulation S-X.

Response: The Company has amended page 144 of the Amendment in response to the Staff’s comments.

Security Ownership of the Combined Company After the Business Combination, page 164

4.	Please update your footnote disclosure to identify the natural person(s) that hold voting and/or dispositive power of the relevant shares, of Fantastic Global Venture Limited, TKO Investment Limited, and Nova Pulsar Holdings Limited, or tell us why it is not required.

Response: The Company has amended page 163 in response to the Staff’s comments.

Real Messenger Holdings Limited

Notes to Consolidated Financial Statements

Note 13. Subsequent Events, page F-55

5.	We note your response to prior comment 1. Please tell us the amount of “nominal” consideration paid for the 1.0 million Class A Ordinary Shares that were issued to Kwai Hoi, Ma’s personal holding company, as well as the fair value at the time of purchase. In addition, explain in further detail how you considered the guidance in ASC 718 in determining that the issuance of such shares was not compensatory, or tell us what other guidance you applied in accounting for such issuance.

Response: We respectfully note the Staff’s comment, and in response hereto, clarify that such 1.0 million Class A Ordinary Shares of a par value of US$0.0001 each in the capital was legally allotted and issued to the holding company of Mr. Kwai Hoi Ma (“Mr. Ma”) as fully paid at par and the amount of “nominal” consideration was US$100. The fair value of the 1.0 million Class A Ordinary Shares was valued at $248,000 on June 24, 2022, and the value is not expected to change significantly due to no material changes in business.

The intent of issuing the 1.0 million Class A shares to Mr. Ma’s holding company was in substance to return the shares forfeited by Mr. Eklund to Mr. Ma. The Company did not intend to receive goods or services to be used or consumed in the entity’s operations in exchange for the issuance of the 1.0 million Class A Ordinary Shares. Thus, we consider issuance of such shares was not compensatory following the guidance in ASC 718.

Real Messenger is effectively controlled by Mr. Ma and his wife both before and after the issuance, who together own 100% of Real Messenger before and after the issuance of the 1.0 million Class A Ordinary Shares. In substance, the 1.0 million Class A Ordinary Shares are part of Mr. Ma’s original shareholdings in Real Messenger that was allocated from Mr. Ma to Mr. Fredrik Eklund (“Mr. Eklund”) as non-vested restricted shares. Giving the vesting of these non-vested shares is contingent on the closing a de-SPAC transactions, which represents a performance condition under ASC 718, no share-based compensation expenses is recognized until the date of successful business combination. Since the employment relationship between Mr. Eklund and Real Messenger was terminated before the completion of the de-SPAC transaction and the performance condition was not met, Mr. Eklund forfeited all 1,000,000 unvested Class A Ordinary Shares to Real Messenger. The issuance of 1.0 million shares to Mr. Ma was in substance a reverse of previously allotted shares from Mr. Ma and a return of non-vested shares to original shareholder, Mr. Ma.

Securities and Exchange Commission Page 3

General

6.	Please ensure you provide consistent percentage ownership and voting interest information throughout the filing. For example, on the cover page, you state that upon consummation of the Business Combination, Real Messenger shareholders will have approximately 86.59% of the aggregate voting power of all issued PubCo Ordinary Shares while the organization chart on page 17 reflects an 89.84% voting interest. On page 9 you state Nova Vision current shareholders will own 19.76% of the issued share capital of PubCo while the chart that follows reflects an ownership percentage of 19.70%. Please revise throughout as necessary.

Response: The Company has amended cover page and page 9 in response to the Staff’s comments.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the response contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence Venick
Partner

cc: Kwai Hoi Ma